Filed By:	MountainBank Financial Corporation

Subject Company:	CNB Holdings, Inc.

Registration No.	333-100491

Date:	March 7, 2003

Pursuant to Rule 425 under the Securities Act of 1933

The following is a press release issued by Mountainbank Financial Corporation and CNB Holdings, Inc. on March 7, 2003, announcing that the shareholders of CNB Holdings, Inc. have approved the definitive agreement to merge entered into between the two companies. The text of the joint press release is as follows:

News Release

Date:	Friday, March 7, 2003

Contact:	Hiawatha Nicely, Chairman CNB Holdings, Inc. (540) 994-0831

J. W. Davis, President and CEO MountainBank Financial Corporation (828) 693-7376

Release Date:	For Immediate Release

CNB HOLDINGS, INC. OVERWHELMINGLY APPROVES MERGER WITH

MOUNTAINBANK FINANCIAL CORPORATION

PULASKI, VA. and HENDERSONVILLE, N.C. / March 7 / PR Newswire / - In a joint press release CNB Holdings, Inc. (OTCBB: CNBY) and MountainBank Financial Corporation (Nasdaq: MBFC) announced today the shareholders of CNB Holdings, Inc. had overwhelming approved the company’s merger with MountainBank Financial Corporation.

Hiawatha Nicely, Jr., Chairman of CNB Holdings, Inc. stated, “We are extremely excited about completing our merger with MountainBank Financial Corporation. MountainBank is an outstanding company that has an established track record of extremely dynamic and profitable growth. We believe the joining of our two companies will enable us to continue providing Pulaski with our highly personalized service and will provide us additional resources that will allow us to rapidly ramp up our presence in southwest Virginia. We believe that the combination of our two companies will provide many additional opportunities to our customers and staff and the combined company’s size and momentum will provide immediate tangible benefits as well as long term growth potential to our shareholders.”

J.W. Davis, President and CEO of MountainBank Financial Corporation stated, “MountainBank is also very excited about our partnership with CNB. We believe southwest Virginia to be a market with exceptional opportunities for our combined franchise to grow rapidly. We are most gratified that the Board, management and particularly the shareholders of CNB have so readily caught MountainBank’s vision and understand the value of combining our companies. With an affirmative vote of more than 99%, it is obvious that CNB fully grasps the value of this combination to the shareholders, staff and communities it serves. We’re anxious to get started.”

201 Wren Drive – Hendersonville – North Carolina – 28792

828-693-7376    Fax:828-693-6649

CNB Holdings, Inc., headquartered in Pulaski, Virginia, has approximately $61 million in assets. It is the bank holding company for Community National Bank, which operates two banking offices in Pulaski, and a loan production office in Dublin, Virginia.

MountainBank Financial Corporation, parent company of MountainBank headquartered in Hendersonville, N.C., is one of the fastest growing financial services companies in the southeast. Currently, the company has approximately $840 million in assets and operates 17 banking offices in nine western North Carolina counties as well as a mortgage subsidiary headquartered in Greenwood, South Carolina.

Disclosures About Forward Looking Statements

The discussions included in this document and its exhibits may contain forward looking statements within the meaning of the Private Securities Litigation Act of 1995, including Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. For the purposes of these discussions, any statements that are not statements of historical fact may be deemed to be forward looking statements. Such statements are often characterized by the use of qualifying words such as “expects,” “anticipates,” “believes,” “estimates,” “plans,” “projects,” or other statements concerning opinions or judgments of the Company and its management about future events. The accuracy of such forward looking statements could be affected by such factors as, including but not limited to, the financial success or changing conditions or strategies of the Company’s customers or vendors, fluctuations in interest rates, actions of government regulators, the availability of capital and personnel or general economic conditions.

This press release does not constitute an offer of any securities for sale. Any offer will be made only by the proxy statement/prospectus.

SOURCE: CNB Holdings, Inc. and MountainBank Financial Corporation

+++End of Release+++

201 Wren Drive – Hendersonville – North Carolina – 28792

828-693-7376    Fax:828-693-6649